
chili's
MAGGIANO'S
ON THE BORDER

Chuck Sonsteby

Executive Vice President and CFO
Brinker International

BRINKER INTERNATIONAL

ON THE BORDER MEXICAN GRILL & CANTINA

MAGGIANO'S LITTLE ITALY


chili's
MAGGIANO'S
MAGGIANO'S

Built a Solid Financial Foundation

- Rationalized Asset Base
  - Optimized portfolio
  - Refranchised restaurants
  - Closed underperforming restaurants
- Ceased New Restaurant Development
- Shift from Share Repurchase to Debt Repayment
- Improved Margins
- Maintained and Grew Dividend and Cash Flows



Sustainable Free Cash Flow Growth



60% CAGR
In Millions
$250
$200
$150
$100
$50
$0
$55
$91
$181
$237
F'07
F'08
F'09
F'10E

Free Cash Flow = Cash from Operations – Capital Expenditures
On a Consolidated basis; includes Mac Grill until date of sale and On the Border


chili's

Updated Fiscal 2010 Guidance

	Consolidated	Continuing Ops[1]
SSS	-1% to -2%	-1% to -2%
COS	–	28.5%
D&A		$140 million
G&A	–	$140 million
Interest Exp	–	$28 million
EPS	Flat to Down 3%	Down 3% to Down 6%
	$1.40 to $1.44	$1.20 to $1.24
Impact of 53rd Week	$0.06 to $0.08	$0.04 to $0.06

(1) Fiscal 2009 EPS from Continuing Operations (excluding Mac Grill and OTB) was $1.28


chili's
MAGGIANO'S
ON THE BORDER

Annual Cash Flow by Restaurant


140
120
100
80
60
40
20
0
Restaurants

	<$0	$0k-$100k	$100k-$200k	$200k-$300k	$300k-$400k	$400k-$500k	$500k-$600k	$600k-$700k	$700k-$800k	$800k-$900k	$900k-$1M	>$1M
# Restaurants	11	36	93	107	123	119	116	71	57	36	28	28

825 Chili's which have been open for at least one year as of 1/27/2010


chili's
MAGGIANO'S
ON THE BORDER

Margins – Room for Improvement


30%
25%
20%
15%
10%
Operating Margin
$4.0
$3.8
$3.6
$3.4
$3.2
$3.0
AAV (in Millions)
F'03
F'10TTM
Margin
AAV

Operating margin trend for the 401 restaurants (all brands) opened prior to FY 2001
Operating Margin = Sales minus COS and Restaurant Expense

Brinker – Operational Excellence




Improved Guest Experience
Cooking Technology
POS
Enhanced KDS

Margin Improvements – 300 basis points
Investment Cost – ~$100m


chili's
ON THE BORDER

Margin Improvement Target

- Manufacturing Process Improvements — **300 bps**
- Front of House (FOH)
  - Labor scheduling
  - Team service
- Reduce Comped Menu Item Expense
- Utilities
  - LED lighting
  - Energy management systems
- Positive Sales/Traffic

Total Margin Improvements — **500 BPS Improvement**



218 Restaurants Outside of the US


14
3
68
28
72
18
4
11

Restaurant count as of 3/19/2010


chili's
MAGGIANO'S
ON THE BORDER

Summary of Capital Expenditures

(In Millions)	Fiscal 2010	Fiscal 2011	Fiscal 2012
New Restaurants	$6	$ –	TBD
Restaurant Technology	5	40	60
Chili's Reimage	–	18	35
IT Maintenance	14	16	16
Chili's/MGO Maintenance	54	~50	~50
OTB Maintenance	6	–	–
TOTAL	$85	~$125	~$160


chili's
MAGGIANO'S
ON THE BORDER

Cash Returned to Shareholders


$700
$600
$500
$400
$300
$200
$100
$0
In Millions
$323
$170
$331
$610
$283
$45
$23

	F'04	F'05	F'06	F'07	F'08	F'09	F'10 YTD
Share Repurchase	$232	$170	$306	$569	$240	$-	$-
Dividends	$-	$-	$25	$41	$43	$45	$23



"Best-in-Class" Retail – Dividends

Dividend Payout Ratio (%)



70%
60%
50%
40%
30%
20%
10%
0%
40%
59%
49%
34%
33%
32%
29%
24%
23%
22%
21%
20%
21%
12%
7%
S&P 500 Median: 22.8%
Brinker
Home Depot
Mc Donalds
Yum
Nike
Darden
Wal-Mart
Macy's
Wal-green
Lowe's
Gap
Target
Best Buy
CVS
Coach



Debt Maturity Profile



$400
$300
$200
$100
$0
In Millions
$250
$290
2010
2011
2012
2013
2014
2015
Current Term Loan
5.75% Notes

$250 Million Revolver expires in 2012



Debt Maturity Profile (Pro Forma)



In Millions
$400
$300
$200
$100
$0
$200
$290
2010
2011
2012
2013
2014
2015
Pro Forma 3 Yr Term Loan
5.75% Notes

$250 Million Revolver expires in 2012
Brinker expects to renew the Term Loan for 3 to 5 years



10 to 12 Percent EPS Growth

Operating Income Margin Expansion

1%



New Company, Global and Franchise Development

2% - 3%

Same Restaurant Sales Growth

3% - 4%

Share Repurchase

3% - 4%